

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2009

Ms. Maneeja Noory
President
Velvet Rope Special Events Inc.
10 Universal City Plaza, 20th Floor
Universal City, California 91608

> **Re: Velvet Rope Special Events Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 6, 2009**
> **File No. 333-154422**

Dear Ms. Noory:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated February 20, 2009; however, the amended filing still has not been properly marked to reflect changes. In future amendments, please file a copy of the amendment that clearly and precisely marks all changes. See Rule 472 of Regulation C. For technical assistance, the Branches of Filer Support and Filer Technical Support are available to assist filers each business day from 7:00 a.m. to 7:00 p.m. Eastern Time. The Branches of Filer Support and Filer Technical Support may be reached at (202) 551-8900.

2.   We note your response to comment 3 and have reviewed the copies of the reports that you provided. The estimated number of weddings that you have included in the chart on page 37 of the prospectus is different from the numbers appearing in the copy of *The Wedding Report* that you provided. Please revise to reconcile the disclosure with the supporting document. Also, please tell us the source of the information in the pie chart on page 37.

Liquidity and Capital Resources, page 31

3.   We note your response to comment 12 in our letter dated February 20, 2009. Disclosure under the subheading "Net Cash Provided by Financing Activities" on page 32 continues to state that over the next twelve months, "[m]anagement plans to seek additional capital to fund operations through additional equity, debt financing or credit facilities." Please remove this disclosure or revise to provide a more detailed description of these plans, such as when and how much capital you intend to raise.

Our Offices, page 40

4.   In this section, you state that you "currently" lease office space in Beverly Hills and Valencia. However, within that same paragraph, you state that you "no longer have any office space in Valencia . . . ." Please revise to remove the reference to your office space in Valencia. Furthermore, please clarify whether you continue to lease office space in Beverly Hills.

Part II. Information Not Required in Prospectus

Signatures, page 50

5.   We note your response to comment 20 in our letter dated February 20, 2009. Please include Ms. Noory's signature, or a designation thereof, above her printed named and title that appears after the "Power of Attorney" language. Please refer to Instruction 2 to Signatures on Form S-1 for guidance.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

Cc: Frank J. Hariton, Esq. (*via facsimile*)